Exhibit 99.15

PRESS RELEASE

Strategy and Outlook Presentation 2026

More energy, less emissions, more free cash flow

TotalEnergies confirms its objectives of growth for oil, gas &
electricity production and free cash flow towards 2030
and presents its ambitions for growth at 2035 horizon

The Board of Directors commits to
a dividend increase of more than 5% per year until 2030
and confirms a shareholder return of 40% of cash flow
while deleveraging the Company

V	4% energy production growth per year until 2030
V	$10 billion free cash flow[1] growth from 2025 to 2030 at same price deck, equivalent to more than $4 per share
V	< 10% gearing ratio anticipated by end of 2026
V	$2.5 billion in share buybacks in the fourth quarter of 2026 and between $2 and $2.5 billion share buybacks in the first quarter of 2027

Paris, 28 September 2026 – Patrick Pouyanné, Chairman and CEO of TotalEnergies, and the members of the Executive Committee, are presenting the Company’s strategy and outlook today in New York. A live webcast of the event in English is available on totalenergies.com.

TotalEnergies confirms all its growth objectives by 2030:

•	+4% energy production (oil, gas and electricity) growth per year through 2030, while reducing emissions from its operations (50% reduction in Oil & Gas[2] Scope 1+2 emissions by 2030 versus 2015 and 80% reduction in methane emissions by 2030 or earlier versus 2020).

•	> +3% Oil & Gas production growth on average per year between 2025 and 2030, thanks to the production start-ups of the rich portfolio of low-cost, low-emission projects, all currently under execution.

•	> +20% electricity generation growth per year, reaching 100-120 TWh/y by 2030 representing around 20% of the Company's energy mix by then. Integrated Power will be free cash flow positive in 2027 (balanced in 2026) and will reach 12% ROACE by 2030.

This growth of cash accretive new productions will translate into a strong free cash flow increase of around $10 billion from 2025 to 2030 at same price deck, representing an increase of more than $4 per share.

1 Free cash flow = CFFO – net investments – leases – third party cash flows

2 Oil and Gas activities Upstream and Downstream, excluding CCGT

TotalEnergies has also a very good visibility on its capacity to grow energy production beyond 2030:

•	In Oil & Gas, TotalEnergies already possesses a rich portfolio of organic projects (Namibia, Nigeria, Libya, Malaysia, Mozambique and Papua New Guinea) and a proven reserves life index of more than 12 years allowing the Company to maintain a production plateau of around 3 Mboe/d until 2035. This solid base allows TotalEnergies to set an ambition for 2-3% growth per year over the period 2030-2035 by leveraging its proven track record in exploration and accessing discovered resources.

•	In electricity, TotalEnergies will aim to maintain its growth pace of net power generation of 10-12 TWh per year over 2030-2035, thanks to the deployment of its integrated model across its key deregulated markets, building on the capacity of its renewables’ platform and pipeline and further developing flexible opportunities (gas-to-power, batteries) in the US and Europe. With this growth, electricity will represent 25% of the Company’s energy mix by 2035.

To support this long-term growth, the Company is planning net investments between $14 billion and $17 billion per year over 2027-2032.

Confident in the Company’s ability to deliver production and free cash flow growth by 2030, the Board of Directors adopted on 27th September 2026 a dividend policy to increase the dividend by more than 5% per year for financial years 2026 to 2030. Furthermore, the Board confirms a shareholder return of at least 40% of cash flow while deleveraging the Company, with a gearing ratio lower than 10%.

In that framework, with a gearing ratio expected to be below 10% by end of 2026, the Board authorized share buybacks of $2.5 billion for the fourth quarter of 2026 and between $2 and $2.5 billion for the first quarter of 2027.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations : +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations : +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document contains forward-looking information and statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to the objectives for growth, reduced emissions and strategy of TotalEnergies and expectations regarding returns to stockholders, including with respect to future dividends and share buybacks. Such forward-looking information are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).

Future interim or final annual dividends payments beyond the interim dividend payable on January 5th, 2027 (or January 22nd, 2027, for holders on the U.S. register) have not yet been decided by the Board of Directors or approved by shareholders at a General Meeting. Management’s expectations with respect to such future dividends are “forward-looking statements” and are non-binding. The Board of Directors retains full discretion to decide to distribute an interim dividend and to set the amount and date of the distribution and decide on the dividend to be submitted for approval by shareholders at a General Meeting, based on a number of factors, including TotalEnergies’ financial results, balance sheet strength, cash and liquidity requirements, future prospects, commodity prices, and other factors deemed relevant by the Board.

Readers are cautioned not to consider forward-looking statements as certain, but as an expression of TotalEnergies’ views only as of the date this document is published.

Additionally, the discussions of emissions reductions in this document are based on various frameworks and the interests of various stakeholders which are subject to evolve.